 FORM 4                                UNITED STATES SECURITIES AND EXCHANGE COMMISSION                      OMB APPROVAL
[ ] CHECK THIS BOX IF NO LONGER                     WASHINGTON, D.C. 20549                          OMB Number           3235-0287
    SUBJECT TO SECTION 16. FORM                                                                     Expires:    September 30, 1998
    4 OR FORM 5 OBLIGATIONS              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
    MAY CONTINUE. SEE INSTRUC-                                                                      hours per response . . . . 0.5
    TION 1(B).
        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                    Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*      2. Issuer Name and Ticker       5. If Amendment, Date of Original
                                                 or Trading Symbol               (Month/Year)
                                                 OLD KENT FINANCIAL
   WALKER       MARGARET       SELLERS           CORPORATION-OKEN
   (Last)       (First)        (Middle)                                       6. Relationship of Reporting Person(s) to Issuer
                                              3. IRS or Social Security                    (Check all applicable)
                                                 Number of Reporting             [XX] Director              ____ 10% Owner
   25 COMMERCE SW                                Person (Voluntary)              ____ Officer (give title   ____ Other (specify
               (Street)                                                                        below                    below)
                                                                                         ______________________________

   GRAND RAPIDS   MI              49503       4. Statement for Month/Year     7. Individual or Joint/Group Filing
   (City)       (State)           (Zip)                                          (Check Applicable Line)
                                                   JULY 1997                     [X] Form filed by One Reporting Person
                                                                                 ___ Form filed by More than One Reporting Person

                            TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security        2. Transaction Date    3. Transaction Code       4. Securities Acquired (A) or Disposed of (D)
   (Instr. 3)                  (Month/Day/Year)       (Instr. 8)                (Instr. 3, 4 and 5)
                                                       Code        V               Amount        (A) or (D)        Price
Common Stock                       7/29/97               P                           50               A            61.875



5. Amount of Securities     6. Ownership Form:     7. Nature of Indirect
   Beneficially Owned          Direct (D) or          Beneficial Ownership
   at End of Month             Indirect (I)           (Instr. 4)
   (Instr. 3 and 4)            (Instr. 4)

        50                          D

   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
   * If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

                     TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
1. Title of Derivative Security     2. Conversion or     3. Transaction     4. Transaction Code    5. Number of Derivative
   (Instr. 3)                          Exercise Price       Date (Month/       (Instr. 8)             Securities Acquired (A)
                                       of Derivative        Day/Year)                                 or Disposed of (D)
                                       Security                                                       (Instr. 3, 4 and 5)
                                                                                Code       V              (A)         (D)







6. Date Exercisable and        7. Title and Amount of       8. Price of      9. Number of      10. Ownership        11. Nature of
   Expiration Date                Underlying Securities        Derivative       Derivative         Form of              Indirect
   (Month/Day/Year)               (Instr. 3 and 4)             Security         Securities         Derivative           Beneficial
                                             Amount or         (Instr. 5)       Beneficially       Security:            Ownership
    Date        Expiration                   Number of                          Owned at End       Direct (D)           (Instr. 4)
 Exercisable       Date           Title       Shares                            of Month           or Indirect
                                                                                (Instr. 4)         (I) (Instr. 4)





Explanation of Responses:




**Intentional misstatements or omissions of facts constitute Federal       /S/ MARGARET SELLERS WALKER              8-6-97
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).          **Signature of Reporting Person           Date
                                                                           Margaret Sellers Walker
Note: File three copies of this Form, one of which must be manually        By:  Mary E. Tuuk
      signed.  If space is insufficient, SEE Instruction 6 for                  Attorney in Fact
      procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             POWER OF ATTORNEY



The undersigned, in his or her capacity as a director or officer, or both, as the case may be, of OLD KENT FINANCIAL CORPORATION, does hereby appoint MARY E. TUUK; DAVID J. WAGNER; B.P. SHERWOOD, III; ROBERT L. SADLER;
GORDON R. LEWIS and JEFFREY A. OTT, and each of them severally, with full power of substitution, his or her attorneys or attorney to execute in his or her name any form or report required to be filed with the Securities and Exchange Commission regarding his or her beneficial ownership of any security related to Old Kent Financial Corporation pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and any amendments to such forms or reports, and to file such forms and reports with the Securities and Exchange Commission and any applicable stock exchange.


Dated: April 20, 1997              /S/ MARGARET S. WALKER
                                        Margaret Sellers Walker